UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 22 February 2022, London UK

GSK announces independent Consumer Healthcare company is to be called Haleon

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Haleon will be a new world-leader in consumer health with an exceptional portfolio of category-leading brands, including Sensodyne, Voltaren, Panadol and Centrum
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Business is on track to demerge and list as a new company in mid-2022

GlaxoSmithKline plc (GSK) today announced that the new company, to result from the proposed demerger of Consumer Healthcare from GSK in mid-2022, will be called Haleon.

Haleon (pronounced "Hay-Lee-On") is inspired by the merging of the words 'Hale', which is an old English word that means 'in good health' and Leon, which is associated with the word 'strength'. The new brand identity was developed with input from employees, healthcare practitioners and consumers and will be deployed in more than 100 markets around the world where the business operates.

The creation of Haleon results from a series of successful investments and strategic changes to GSK's consumer health business over the last 8 years, including integrations of the consumer product portfolios from Novartis and Pfizer. It is now a highly valuable and focused global business generating annual sales of approximately £10 billion[1].

As a standalone company, Haleon will be a new world-leader in consumer healthcare, offering a compelling proposition - to bring deep human understanding together with trusted science - to deliver better everyday health with humanity.

Brian McNamara, Chief Executive Officer Designate, Haleon, said: "Introducing Haleon to the world marks another step in our journey to become a new, standalone company. Our name is grounded in our purpose to deliver better everyday health with humanity and to be a world-leader in consumer healthcare. We are on track to launch Haleon in mid-2022 and our business momentum is strong. We look forward to updating investors and analysts more on this at our capital markets event at the end of February."

Emma Walmsley, Chief Executive Officer, GSK, said: "Haleon brings to life years of hard work by many outstanding people to build this new company purely dedicated to everyday health. Haleon has enormous potential to improve health and wellbeing across the world with strong prospects for growth, and through listing will unlock significant value for GSK shareholders."

Haleon will have a world-class portfolio of category-leading global brands, including Sensodyne, Voltaren, Panadol and Centrum. Its brands are trusted by healthcare professionals, customers and people worldwide to improve the health and wellbeing of individuals and their communities. Demand from the £150 billion consumer healthcare sector is strong, reflecting an increased focus on health and wellness, significant demand from an ageing population and emerging middle-class, and unmet consumer needs. The business is therefore well-positioned to deliver human health impact and to sustainably grow ahead of the market in the years to come.

The new name was announced as part of a global celebration for all of the people working in GSK Consumer Healthcare earlier today.  Employees from around the world had the opportunity to engage with the new name and brand identity which seeks to bring to life the company's purpose and growth ambitions.

The name was also announced in advance of GSK hosting a Consumer Healthcare Capital Markets Day for investors and analysts on Monday 28 February, to provide details on the overall strategy, capabilities and operations of Haleon, including detailed financial information and growth ambitions of the business. For prospective investors, Haleon will offer attractive organic sales growth, operating margin expansion and consistent high cash generation.

Notes to editors

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As set out at GSK's Investor Update in June 2021, subject to approval from shareholders, the separation of Consumer Healthcare will be by way of a demerger in mid-2022 of at least 80% of GSK's holding to shareholders.
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Haleon will be headquartered in Weybridge, UK, and is expected to attain a premium listing on the London Stock Exchange, with ADRs to be listed in the US.
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The new Weybridge campus is expected to open at the end of 2024 and, alongside being the new company's corporate headquarters, will be a centre of R&D and innovation, and home to a new state-of-the-art Shopper Science Lab.
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In July 2021, the Board of GSK confirmed Brian McNamara as CEO Designate and in December 2021, announced the appointment of Sir Dave Lewis as Chair Designate of the new company to result from the proposed demerger of Consumer Healthcare from GSK.

About GSK
GSK is a science-led global healthcare company. For further information please visit www.gsk.com/about-us.

GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Madeleine Breckon	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Evan Berland	+1 215 432 0234	(Philadelphia)
Analyst/Investor enquiries:	Nick Stone	+44 (0) 7717 618834	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Emma White	+44 (0) 7823 523562	(Consumer)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2020, GSK's 2021 Q4 Results and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792
Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

[1]   Sales in FY2021 £9.6 billion, including Brands divested/under review; £9.5bn continuing sales

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 22, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc